UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o     Total accesses reached 103.3 million in the quarter (+0.1% y-o-y), 79.4 million of which in the mobile business (-0.5% y-o-y) and 23.9 million in the fixed-line business (+2.4% y-o-y). The latter continues to be leveraged by the consistent increase in GVT’s accesses (+9%, 14% and 26% in voice, broadband and TV, respectively);

o     Leadership in the postpaid segment, with continuous increase (+12.0% y-o-y in 3Q15), while the share of net additions was 52.5% between July and August 2015. Postpaid clients already account for 38.3% of the mobile access base (+4.3 p.p. y-o-y);

o     Mobile ARPU recorded y-o-y growth of 3.3% in 3Q15, fueled by the, once again record, 33.5% y-o-y growth in Data ARPU;

o     Broadband accesses reached 7.2 million in 3Q15 (+5.5% y-o-y), while FTTX connections reached 52.8% of the base, with annual growth of 19.3% (net additions of 612 thousand accesses);

o     Pay TV accesses totaled 1.8 million in 3Q15, 18.6% up y-o-y. Telefônica was the operator with the highest growth in terms of number of accesses according to the data disclosed by ANATEL until August 2015;

o     Net operating revenue continued showing a good performance, with y-o-y growth of 5.2% in 3Q15;

o     Net mobile revenue posted annual increase of 6.2% in 3Q15. Excluding the effect of MTR reduction in 2015, this line increased by 9.0% in 3Q15 over 3Q14;

o     Data and VAS (Value Added Services) revenue accounted for around 50% of mobile service revenue, up by 34.9% y-o-y in 3Q15, fueled by the record evolution in mobile internet revenue, up by 54.1% y-o-y in the quarter;

o     Fixed service revenue posted expansion of the annual growth to +3.9% in 3Q15 (+3.1% in 2Q15). Excluding the effect of VC reduction, this increase came to 6.0% in 3Q15 over 3Q14;

o     Recurring operating costs registered controlled growth of 5.6% y-o-y (+6.5% y-o-y in 2Q15), despite the pressure from inflation;

o     Third-quarter recurring EBITDA accelerated annual growth to +4.3% on 3Q15 (+2.8% y-o-y on 2Q15), coming to R$3.2 billion. The recurring EBITDA margin stood at 30.2% in 3Q15, 0.3 p.p. down on 3Q14;

o     Year-to-date investments amounted to R$5.9 billion, 5.4% up on 9M14, accounting for 19.0% of net operating revenue for the period;

o     The Dividends and Interest on Capital declared based on year-to-date net income for 2015 totaled R$1.5 billion;

o     Execution of the synergies advancing according to plan with early results in line with best case scenario and the organization totally integrated, operating as one only company.

Notes: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

*Figures reflect the combined results of Telefônica Brasil and GVT for all periods.

** FTTX includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies.

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the third quarter of 2015, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present the combined pro forma scenario, considering GVT Participações S.A. as of January 1, 2014.

In order the facilitate the adjustment of the models, the quarterly financial statements including GVT and not audited for 2014 can be found on Telefônica’s Investor Relations’ website (www.telefonica.com.br/ir).

         Telefônica Brasil S.A.

HIGHLIGHTS

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Net Operating Revenues	10,580.8	10,427.6	1.5	10,056.3	5.2	31,372.9	29,809.4	5.2

Net Operating Services Revenues	10,158.4	10,044.2	1.1	9,747.8	4.2	30,228.5	28,894.3	4.6

Net operating mobile revenues	5,863.4	5,828.9	0.6	5,612.5	4.5	17,582.9	16,552.4	6.2
Net operating fixed revenues	4,295.0	4,215.3	1.9	4,135.3	3.9	12,645.6	12,341.8	2.5

Net handset revenues	422.3	383.4	10.1	308.5	36.9	1,144.4	915.1	25.1

Operating costs	(7,401.4)	(7,296.1)	1.4	(6,988.7)	5.9	(21,947.5)	(20,638.4)	6.3
Recurrent Operating costs	(7,382.2)	(7,296.1)	1.2	(6,988.7)	5.6	(21,928.3)	(20,638.4)	6.3

EBITDA	3,179.4	3,131.5	1.5	3,067.6	3.6	9,425.4	9,171.0	2.8
EBITDA Margin %	30.0%	30.0%	0.0 p.p.	30.5%	(0.5) p.p.	30.0%	30.8%	(0.7) p.p.

Recurrent EBITDA	3,198.6	3,131.5	2.1	3,067.6	4.3	9,444.6	9,171.0	3.0
Recurrent EBITDA Margin %	30.2%	30.0%	0.2 p.p.	30.5%	(0.3) p.p.	30.1%	30.8%	(0.7) p.p.

Net income	886.2	933.0	(5.0)	1,055.8	(16.1)	2,289.7	4,025.3	(43.1)
Recurrent Net income	886.2	933.0	(5.0)	1,055.8	(16.1)	2,289.7	2,829.3	(19.1)

Capex	2,122.5	2,063.2	2.9	2,085.7	1.8	5,946.5	5,643.5	5.4

Total accesses (thousand)	103,298	106,388	(2.9)	103,158	0.1	103,298	103,158	0.1
Total mobile accesses	79,414	82,655	(3.9)	79,823	(0.5)	79,414	79,823	(0.5)
Total fixed accesses	23,884	23,733	0.6	23,335	2.4	23,884	23,335	2.4

Mobile Business

OPERATING PERFORMANCE

Thousand	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Mobile total accesses	79,414	82,655	(3.9)	79,823	(0.5)	79,414	79,823	(0.5)
Postpaid	30,435	29,586	2.9	27,183	12.0	30,435	27,183	12.0
M2M	4,112	3,942	4.3	3,204	28.4	4,112	3,204	28.4
Prepaid	48,979	53,069	(7.7)	52,640	(7.0)	48,979	52,640	(7.0)
Market Share (*)	29.1%	29.3%	(0.2) p.p.	28.7%	0.4 p.p.	29.1%	28.7%	0.4 p.p.
Postpaid	41.8%	41.7%	0.1 p.p.	41.5%	0.3 p.p.	41.8%	41.5%	0.3 p.p.
Mobile broadband (modem only)	51.0%	51.3%	(0.3) p.p.	51.6%	(0.6) p.p.	51.0%	51.6%	(0.6) p.p.
Net additions	(3,241)	776	n.a.	466	n.a.	(524)	2,578	n.a.
Postpaid	849	679	24.9	1,014	(16.3)	2,080	3,490	(40.4)
Market Share of net additions (*)	n.a.	n.a.	n.a.	16.8%	n.a.	n.a.	40.2%	n.a.
Postpaid	52.5%	44.1%	8.5 p.p.	50.0%	2.6 p.p.	41.5%	70.2%	(28.7) p.p.
Market penetration (*)	136.4%	138.2%	(1.8) p.p.	139.3%	(2.9) p.p.	136.4%	139.3%	(2.9) p.p.
Monthly churn	4.7%	3.2%	1.5 p.p.	3.8%	0.9 p.p.	3.6%	3.6%	0.0 p.p.
Postpaid ex. M2M	1.9%	1.9%	(0.0) p.p.	1.8%	0.1 p.p.	1.8%	1.6%	0.2 p.p.
Prepaid	6.3%	3.9%	2.4 p.p.	4.8%	1.6 p.p.	3.6%	4.5%	(0.9) p.p.
ARPU (R$/month)	24.3	23.5	3.5	23.5	3.3	24.0	23.3	2.8
Voice	12.4	12.7	(1.9)	14.6	(15.0)	13.0	14.8	(12.2)
Data	11.9	10.8	9.7	8.9	33.5	11.0	8.5	29.0
Postpaid ex. M2M ARPU	49.6	49.9	(0.6)	50.2	(1.2)	50.1	50.4	(0.7)
Prepaid ARPU	11.8	11.8	0.2	12.4	(4.7)	12.0	12.4	(2.7)
M2M ARPU	3.3	3.2	5.1	3.6	(6.6)	3.2	3.5	(6.9)
MOU	134.2	131.1	2.3	132.4	1.4	131.6	132.2	(0.5)

(*) Source: ANATEL. Last available information: August/15.

Note: ARPU data including intercompany revenue eliminations.

o    Total accesses came to 79,414 thousand, reducing by 0.5% over the third quarter of 2014. Worthy of mention is the postpaid segment, which grew by 12.0% y-o-y with 30,435 thousand accesses, representing 38.3% of the mobile base, 4.3 p.p. higher in the annual comparison.

o    Total market share came to 29.1% in August (+0.4 p.p. y-o-y). In the postpaid segment Telefônica Brasil achieved 52.5% of net additions between July and August 2015, recording a market share of 41.8% (+0.3 p.p. y-o-y), reflecting the superior quality offered by the Company, which is also the leader in number of 4G-technology terminals, with a market share of 38.5% in August 2015.

o    The Company registered an increased number of prepaid disconnections in the third quarter, resulting in net mobile disconnections of 3,241 thousand accesses. On the other hand, net postpaid additions reached 849 thousand accesses in the quarter.

o    The prepaid customer base reduced by 7.0% in 3Q15 over 3Q14, due to a restrictive policy for the disconnection of non-profitable clients. Despite that, the financial volume of recharges continued to increase and prepaid outgoing revenues grew 2.7% y-o-y showing the results of our focus on value.

o    In the machine-to-machine (M2M) market, the access base continued to expand, reaching 4.1 million customers in September, 28.4% up y-o-y when compared to the 3Q14.

o    Total ARPU climbed 3.3% y-o-y, fueled by the exceptional performance of data ARPU, which posted record increase of 33.5% in 3Q15 over 3Q14. Excluding MTR reduction in the period, Total ARPU posted annual growth of 6.3% in 3Q15.

NET OPERATING REVENUES

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Net operating mobile revenues	6,285.8	6,212.3	1.2	5,921.0	6.2	18,727.3	17,467.5	7.2

Net service mobile revenues	5,863.4	5,828.9	0.6	5,612.5	4.5	17,582.9	16,552.4	6.2
Outgoing voice	2,489.9	2,685.9	(7.3)	2,849.6	(12.6)	8,046.6	8,533.0	(5.7)
Interconnection	394.0	385.3	2.3	552.4	(28.7)	1,251.2	1,743.3	(28.2)
Data plus VAS	2,866.4	2,686.5	6.7	2,124.6	34.9	8,031.9	6,025.8	33.3
Messaging P2P	455.4	428.6	6.2	424.2	7.3	1,297.6	1,286.9	0.8
Internet	1,958.1	1,776.6	10.2	1,270.7	54.1	5,332.5	3,544.4	50.4
VAS	452.9	481.3	(5.9)	429.7	5.4	1,401.9	1,194.5	17.4
Other services	113.1	71.3	58.7	85.9	31.7	253.2	250.3	1.1
Net handset revenues	422.3	383.4	10.1	308.5	36.9	1,144.4	915.1	25.1

Third-quarter net operating mobile revenue grew by 6.2% y-o-y, influenced by the increased data and VAS revenue. Net service mobile revenue posted variation of +4.5% in the quarter, despite the impact of the MTR reduction on February 24, 2015. Excluding this effect, third-quarter mobile service revenue increased by 7.5% over 3Q14.

Outgoing voice revenue declined by 12.6% over 3Q14, reflecting the higher proportion of data in postpaid plans and increased internet consumption by prepaid clients, with the growth in mobile internet more than offsetting the reduction in voice.

Interconnection revenue fell by 28.7% compared to the third quarter of 2014, especially due to the 33.0% MTR tariff reduction, occurred in February 2015. With the normalization of this effect, interconnection revenue raised by 2.0% y-o-y in the 3Q15.

 Data and VAS revenue posted record performance in 3Q15, registering the highest growth in four years, 34.9% up y-o-y, due to successful sales of data plans and packages, and the higher penetration of smartphones within our customer base. Data and VAS revenue increased to 48.9% of net mobile service revenue in 3Q15, up by 11.0 p.p. y-o-y.

SMS revenue reverted the downward trend presented in the last seven quarters and climbed by 7.3% y-o-y in the 3Q15, reflecting the stronger adherence to higher value bundled offers, such as Vivo Tudo, which combine SMS, voice and data packages, as well as the control plans, which include unlimited SMS and encourage the consumption of the product. In 3Q15 over 2Q15, this increase came to 6.2%.

Mobile internet revenue posted new record growth, 54.1% up y-o-y, accounting for 68.3% of data revenue in 3Q15. This performance is directly linked to the strong growth in postpaid data accesses, especially with 4G plans, to the increased sales of stand-alone data packages to prepaid customers, and to the growing smartphone customer base. 73% of our customer base already has smartphones or webphones, an 11 p.p. increase compared to the same period last year.

VAS revenue moved up by 5.4% in 3Q15 over 3Q14. The contraction in annual growth was influenced by the change in the behavior of clients, who have given greater priority to the consumption of prepaid credits with data and voice services than value-added services. Vivo recently launched two services, Vivo Meu Negócio and Vivo Meu Show, which make clients protagonists, open entrepreneurial opportunities and offer cash prizes.

Other services revenue totaled R$113.1 million, 31.7% up on 3Q14, due to the recurrent recovery of taxes on disputed invoices.

Mobile handset revenue increased by 36.9% y-o-y in 3Q15, mainly due to the sales of handsets to corporative and SME customers, the greater share of higher-value devices in the handset portfolio, besides the increase in prices due to the depreciation of the Real (R$) against the U.S. Dollar (US$).

Fixed Line Business

OPERATING PERFORMANCE

Thousand	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Total fixed accesses	23,884	23,733	0.6	23,335	2.4	23,884	23,335	2.4
Fixed voice accesses	14,879	14,870	0.1	14,991	(0.8)	14,879	14,991	(0.8)
Residential	10,474	10,485	(0.1)	10,624	(1.4)	10,474	10,624	(1.4)
Corporate	3,829	3,805	0.6	3,781	1.3	3,829	3,781	1.3
Others	576	579	(0.6)	586	(1.7)	576	586	(1.7)
Fixed broadband	7,176	7,077	1.4	6,802	5.5	7,176	6,802	5.5
FTTX	3,789	3,641	4.1	3,177	19.3	3,789	3,177	19.3
Others	3,388	3,436	(1.4)	3,625	(6.5)	3,388	3,625	(6.5)
Pay TV	1,829	1,786	2.4	1,542	18.6	1,829	1,542	18.6
Voice ARPU (R$/month)	45.2	44.3	2.0	45.1	0.4	44.6	46.7	(4.5)
Broadband ARPU (R$/month)	37.4	37.2	0.4	36.2	3.1	37.2	37.3	(0.4)
Pay TV ARPU (R$/month)	82.4	80.7	2.2	78.5	5.0	80.7	78.9	2.2

o    The total fixed access base came to 23,884 thousand in 3Q15, 2.4% up compared to the third quarter of 2014, influenced by the positive performance of fixed broadband and pay TV services.

o    Fixed voice accesses remained virtually stable over 3Q14 (-0.8% y-o-y), totaling 14,879 thousand in 3Q15. Corporate accesses continue to increase, growing by 1.3% y-o-y in 3Q15. Voice ARPU remained stable over the previous year despite the negative pressure due to the VC reduction and the fixed to mobile substitution.

o    Fixed broadband accesses recorded 7.2 million customers in 3Q15, 5.5% more than in 3Q14. The FTTX customer base reached 3,789 thousand accesses, 538 thousand of which in FTTH technology. Given the y-o-y customer base increase of 19.3%, UBB clients reached penetration of 52.8% of total broadband accesses, fueling the ARPU, which expanded growth to +3.1% y-o-y in 3Q15 (+1.9 y-o-y in 2Q15).

o    Pay TV accesses climbed by 18.6% y-o-y, to 1,829 thousand subscribers in 3Q15, with 43 thousand net additions in the quarter. Telefônica’s market share came to 9.4% in August, 1.4 p.p. up on 3Q14. Vivo reached 184 thousand net additions until August 2015, becoming the company with the highest growth in terms of number of accesses. The 5.0% annual increase in TV ARPU reflects the higher growth of premium TV accesses, including IPTV, connected DTH and Full HD packages.

NET OPERATING REVENUES

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Net operating fixed revenue	4,295.0	4,215.3	1.9	4,135.3	3.9	12,645.6	12,341.8	2.5

Voice	2,019.1	1,978.2	2.1	2,020.9	(0.1)	5,967.8	6,115.3	(2.4)
Interconnection	118.8	129.0	(8.0)	137.8	(13.8)	374.9	434.4	(13.7)
Broadband	799.0	783.9	1.9	732.6	9.1	2,347.3	2,177.6	7.8
Corporate Data and IT	706.8	712.3	(0.8)	693.3	1.9	2,111.4	2,053.7	2.8
Pay TV	447.6	422.6	5.9	352.4	27.0	1,263.4	975.2	29.6
Other services	203.7	189.3	7.6	198.2	2.8	580.8	585.7	(0.8)

% Data / Net Operating Revenue	35.1%	35.5%	(0.4) p.p.	34.5%	0.6 p.p.	35.3%	34.3%	1.0 p.p.

Note: Fixed Net Revenue includes revenue from the FWT solution (“Vivo Fixo”).

The growth in net revenue from the fixed line business increased to 3.9% in 3Q15 over 3Q14 (+3.1% y-o-y in 2Q15), mainly due to the upturn in broadband and Pay TV revenue. Fixed line revenue excluding GVT once again improved compared to the previous year, up by 1.3% in 3Q15 (-0.3% y-o-y in 2Q15 and -4.0% y-o-y in 1Q15). GVT’s revenue grew by 8.9% y-o-y in 3Q15 (+10.2% y-o-y in 2Q15). Fixed line revenue was impacted by fixed to mobile tariff (VC) reductions on February 24, 2015. Excluding this effect, net fixed service revenue varied by 6.0% in the period.

Voice revenue remained stable in 3Q15 over 3Q14, despite the regulatory impact, up by 2.1% on 2Q15. Excluding the VC reduction, voice revenue climbed by 4.3% y-o-y.

Interconnection revenue fell 13.8% compared to 3Q14, due to the lower incoming fixed traffic, chiefly due to the fixed to mobile substitution. In 3Q15 over 2Q15, this line fell by 8.0%.

Broadband revenue grew by 9.1% y-o-y, reflecting the evolution of the broadband base, in addition to the efforts to expand the ARPU. To address this issue, the Company has been focusing on the migration of customers to higher speeds, mainly in FTTX, expanding the fiber customer base, which has higher ARPU and lower churn.

Revenue from corporate data and IT increased by 1.9% y-o-y. The corporate client segment continued to benefit from combination of Vivo’s and GVT’s capacities.

Pay TV revenue grew by 27.0% y-o-y. This increase was fueled by the fast growth of the DTH and IPTV subscriber base, with an increased adoption of HD packages.

Other service revenue grew by 2.8% y-o-y, mainly influenced by equipment linked to the sales of integrated solutions to large clients.

Consolidated Operating Costs

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Operating costs	(7,401.4)	(7,296.1)	1.4	(6,988.7)	5.9	(21,947.5)	(20,638.4)	6.3

Personnel	(883.0)	(849.9)	3.9	(849.9)	3.9	(2,589.8)	(2,475.0)	4.6
Costs of services rendered	(2,994.9)	(3,038.4)	(1.4)	(2,961.2)	1.1	(9,098.4)	(8,879.7)	2.5
Interconnection	(651.4)	(644.9)	1.0	(841.7)	(22.6)	(2,032.0)	(2,604.0)	(22.0)
Taxes and contributions	(356.3)	(468.9)	(24.0)	(439.6)	(18.9)	(1,322.7)	(1,352.1)	(2.2)
Third-party services	(1,409.4)	(1,364.1)	3.3	(1,182.8)	19.2	(4,067.5)	(3,496.9)	16.3
Others	(577.8)	(560.5)	3.1	(497.1)	16.2	(1,676.2)	(1,426.7)	17.5
Cost of goods sold	(689.1)	(634.4)	8.6	(516.7)	33.4	(1,904.3)	(1,522.9)	25.0
Selling expenses	(2,314.8)	(2,289.7)	1.1	(2,202.2)	5.1	(6,897.3)	(6,432.8)	7.2
Provision for bad debt	(349.4)	(299.9)	16.5	(274.1)	27.5	(1,022.7)	(766.6)	33.4
Third-party services	(1,879.6)	(1,912.3)	(1.7)	(1,827.6)	2.8	(5,603.3)	(5,386.0)	4.0
Others	(85.8)	(77.5)	10.7	(100.5)	(14.6)	(271.3)	(280.2)	(3.2)
General and administrative expenses	(336.6)	(342.9)	(1.8)	(323.3)	4.1	(987.8)	(949.3)	4.1
Third-party services	(261.0)	(278.4)	(6.3)	(242.4)	7.7	(801.7)	(700.4)	14.5
Others	(75.6)	(64.5)	17.2	(80.9)	(6.6)	(186.1)	(248.9)	(25.2)
Other net operating revenue (expenses)	(183.0)	(140.8)	30.0	(135.4)	35.2	(469.9)	(378.7)	24.1

The Company’s operating costs excluding depreciation and amortization expenses totaled R$7,401.4 million in 3Q15, 5.9% up over 3Q14, growing less than the inflation for the last 12 months. Said performance was mainly influenced by higher expenses linked to quality assurance and those directly linked to the increase in revenues, the higher provisions for bad debt and stronger collection efforts, in addition to the higher expenses with energy, offset by the improved efficiency in personnel and call center expenses. In 3Q15 over 2Q15, operating costs moved up by 1.4%.

Personnel costs increased by 3.9% y-o-y, impacted by the 7.0% pay rise due to the collective bargaining agreement granted in January 2015, and the organizational restructuring, which impacted 2.3 thousand employees and generated non-recurring costs of R$19.2 million in 3Q15. The positive impact resulting from the organizational restructuring throughout the first half of 2015 partially offsets the other events. The recurring increase on personnel costs came to 1.6% y-o-y in 3Q15.

The cost of services rendered increased by 1.1% in 3Q15 over 3Q14, positively influenced by MTR reduction in February 2015. Excluding this effect, the y-o-y increase was 7.3%. This variation chiefly reflects the higher expenses with sites leasing and network maintenance, due to the expansion in 4G coverage and focus on service quality, the higher expenses with purchase of TV content, which grew proportionally to the increase in revenue, and the higher expenses with electricity, due to the increase in unit prices.

Cost of goods sold (COGS) increased by 33.4% in 3Q15 over 3Q14, due to increasing handset sales to corporate customers, the depreciation of the Real (R$) against the U.S. Dollar and the increased share of higher-value devices in the equipment portfolio mix.

In 3Q15, services selling expenses reduced its annual variation to +5.1% (from +7.3% y-o-y in 2Q15), despite the strong pressure arising from the challenging economic scenario.

Provisions for bad debt closed 3Q15 at R$349.4 million (+27.5% y-o-y), with default levels at 2.2% of total gross revenue (+0.4 p.p. y-o-y). The Company continued to adopt strict credit granting initiatives and more active collection measures, leveraging on best practices of both Vivo and GVT. The implemented actions already drove a declining trend of bad debt during the third quarter, expressing success in results.

Third-party services posted y-o-y increase of 2.8% in 3Q15, influenced mostly by higher commissioning expenses linked to the growth of the mobile subscriber base and the higher share of data, in addition to higher publicity and marketing expenses. The simplification of plans and offers and the virtualization of customer service channels continue to positively impact call center expenses.

General and administrative expenses posted a controlled increase of 4.1% y-o-y in 3Q15, underlying the results obtained with the Company’s control of expenses efforts adopted in recent quarters.

Other net operating revenues (expenses) totaled an expense of R$183.0 million in 3Q15, 35.2% up on 3Q14, mainly as a result of higher civil contingencies in the period.

Ebitda

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,198.5 million in 3Q15, 4.3% up on 3Q14, due to the increase in fixed and mobile revenues, which were partially offset by the stronger commercial efforts, the higher provision for bad debt, higher costs related to quality assurance and capacity, and higher expenses with the purchase of TV content. The recurring EBITDA margin reached 30.2%, a y-o-y reduction of 0.3 p.p., compared to a margin of 30.5% of the combined Company in 3Q14.

Depreciation and Amortization

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

EBITDA	3,179.4	3,131.5	1.5	3,067.6	3.6	9,425.4	9,171.0	2.8

Depreciation and Amortization	(1,844.9)	(1,830.6)	0.8	(1,660.9)	11.1	(5,478.7)	(4,970.4)	10.2
Depreciation	(1,231.1)	(1,214.7)	1.4	(1,099.0)	12.0	(3,625.2)	(3,263.8)	11.1
Amortization of intangibles (*)	(298.5)	(297.3)	0.4	(288.3)	3.5	(893.9)	(864.9)	3.4
Other amortizations	(315.3)	(318.6)	(1.0)	(273.6)	15.2	(959.6)	(841.7)	14.0

EBIT	1,334.5	1,300.9	2.6	1,406.7	(5.1)	3,946.7	4,200.6	(6.0)

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line expanded by 11.1% y-o-y, particularly influenced by the acquisition of the 700MHz license in December 2014, besides additions to fixed assets in the period.

Financial Result

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Net Financial Income	(258.5)	(121.3)	113.1	(205.6)	25.7	(908.4)	(248.8)	265.1

Income from financial investments	223.8	294.9	(24.1)	179.6	24.6	649.8	491.7	32.2
Interest and other financial income (expenses)	(103.0)	(108.5)	(5.1)	(3.6)	2,761.1	(281.0)	(45.9)	512.2
Charges	(202.6)	(249.8)	(18.9)	(239.9)	(15.5)	(733.2)	(693.2)	5.8
Monetary and exchange variation	(922.8)	(162.4)	468.2	(259.9)	255.1	(1,552.8)	8.4	n.a.
Gains (losses) on derivative transactions	746.1	104.5	614.0	118.2	531.2	1,008.8	(9.8)	n.a.

In 3Q15, net financial expenses increased by R$52.9 million over 3Q14, chiefly fueled by charges related to derivatives, partially offset by the lower combined net debt in the period. In 9M15, net financial expenses increased by R$659.6 million over 9M14, mostly due to losses with the exchange variation effect on GVT’s loans and financing denominated in foreign currency (Euro) in the first 4 months of 2015, which were fully covered by hedge operations as of May, 2015 and partially paid in 3Q15.

Net Income

Net income totaled R$886.2 million in 3Q15, 16.1% down on 3Q14, chiefly due to the higher depreciation, amortization and financial expenses in the period. Year-to-date accounting net income, which considers the consolidation of GVT as of May, 2015, came to R$2,335.7 million.

Capex

Consolidated in R$ million	3Q15	2Q15	3Q14	9M15	9M14

Network	1,769.4	1,795.0	1,840.7	5,107.1	4,996.1
Technology / Information System	251.0	185.4	168.6	572.4	399.6
Products and Services, Channels, Administrative and others	102.1	82.8	76.5	267.0	247.8
Licenses	0.0	0.0	0.0	0.0	0.0
Total	2,122.5	2,063.2	2,085.7	5,946.5	5,643.5

Capex ex. licenses / Net operating revenue	20.1%	19.8%	20.7%	19.0%	18.9%

Capex totaled R$2,122.5 million in 3Q15, accounting for 20.1% of the net operating revenue for the period, 1.8% up on 3Q14. Year-to-date investments amounted to R$5,946.5 million, 5.4% up on 9M14. The Company continues to focus its investments mainly on expanding 3G capacity and 4G coverage, increasing transmission infrastructure and to ensure the Company’s superior quality standards.

Cash Flow

Consolidated in R$ million	3Q15	2Q15	∆ R$	3Q14	∆ R$	9M15	9M14	∆ R$

Cash generation provided by operating activities	2,524.2	2,452.9	71.3	3,197.3	(673.1)	6,433.6	7,665.9	(1,232.3)
Cash applied by investing activities	(1,740.1)	(10,115.0)	8,374.9	(1,979.9)	239.8	(14,505.1)	(5,886.2)	(8,618.9)
Cash flow after investing activities	784.1	(7,662.1)	8,446.2	1,217.4	(433.3)	(8,071.5)	1,779.7	(9,851.2)
Cash applied by financing activities	(1,563.6)	11,084.6	(12,648.2)	(250.4)	(1,313.2)	9,112.5	(1,965.1)	11,077.6
Cash flow after financing activities	(779.5)	3,422.5	(4,202.0)	967.0	(1,746.5)	1,041.0	(185.4)	1,226.4
Cash and Equivalents at the beginning	7,094.7	3,672.2	3,422.5	5,906.5	1,188.2	5,274.2	7,058.9	(1,784.7)
Cash and Equivalents at the end	6,315.2	7,094.7	(779.5)	6,873.5	(558.3)	6,315.2	6,873.5	(558.3)

Year-to-date operating cash generation contracted by R$1,232.3 million over the same period last year, due to higher inventories, as a result of an larger share of 4G higher-value devices, and the increase in accounts receivable, impacted by the migration of prepaid clients to postpaid plans. Cash used in investment activities increased by R$8,618.9 million, particularly due to the acquisition of GVT. Thus, cash flow after investment activities recorded a consumption of R$9,851.2 million. Cash used in financing activities recorded reduction of R$11,077.6 million, due to the capital increase, partially offset by the higher amortization of loans, resulting in an increase by R$1,226.4 million in cash flow after financing activities.

Indebtedness

LOANS AND FINANCING (R$ million)

September 2015

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2019	572.7	1,887.8	2,460.5
BNDES	R$	2.5% to 8.7%	Until 2023	108.4	244.7	353.0
BNDES	R$	IPCA + 2.95% + TR	Until 2016	29.1	0.0	29.1
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	0.7	142.0	142.7
BNB	R$	7.0% to 10.0%	Until 2016	65.9	49.5	115.3
Confirming	R$	110.0% of CDI	Until 2016	93.2	0.0	93.2
Debentures 4th issue - Series 2	R$	106.8% of CDI	Until 2015	681.5	0.0	681.5
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	1.3	31.9	33.2
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	88.9	88.9
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	15.6	1,999.3	2,014.9
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	78.2	1,299.5	1,377.8
Financial Leases	R$	-	Until 2033	29.4	232.8	262.2
Contingent Consideration	R$	-	Until 2025	0.0	363.7	363.7
Foreign currency
Senior Debt	EUR	Euribor + 1.05%	Until 2015	2,072.7	0.0	2,072.7
BNDES	UMBND	ECM + 2.38%	Until 2019	164.9	489.5	654.3

Total				3,913.5	6,829.7	10,743.2

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
September 2015		Consolidated in R$ million	09/30/15	06/30/15	09/30/14
Year	Amount
2016	2,869.1	Short-term Debt	3,913.5	4,544.0	3,833.0
2017	2,187.8	Long-term Debt	6,829.7	6,990.6	9,740.6
2018	776.3	Total Debt	10,743.2	11,534.5	13,573.5
2019	314.7	Cash and cash equivalents	(6,369.5)	(7,130.9)	(6,930.4)
2020	107.4	Net derivatives position	(715.4)	(203.5)	(460.1)
After 2020	574.4	Net debt	3,658.4	4,200.1	6,183.1
Total	6,829.7	Net debt/EBITDA	0.29	0.33	0.49

The Company closed 3Q15 with a gross debt of R$10,743.2 million, 25.4% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is 100% covered by hedge operations.

Net debt totaled R$3,658.4 million at the close of 3Q15, accounting for 0.29 of the combined EBITDA of the last 12 months. In comparison with 3Q14, net debt reduced by R$2,524.7 million, mainly explained by the capital increase carried out by the Company, partially offset by the payment of the 700 MHz license to ANATEL.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 3Q15 at R$30.90 and R$36.67, respectively depreciating by 16.5% and 15.8% over 2Q15, versus a depreciation of 15.1% of the Bovespa Index (Ibovespa). The Company's ADRs closed the quarter at US$9.13, 34.5% down on 2Q15, versus depreciation in the Dow Jones' index of 7.6% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$616.9 thousand and R$105,800.0 thousand, respectively. The daily traded volume of ADRs averaged US$39,825.5 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

September 30, 2015	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,117	444,452,906
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	734	2,290,898
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 39.91
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

At the meetings held on July 20, August 20 and September 18, 2015, the Board of Directors approved ad referendum of Annual Shareholders’ Meeting, the credit of interest on capital related to fiscal year 2015, totaling the gross amount of R$605.0 million, equivalent to R$0.335994 per common share and R$0.369593 per preferred share.

As a subsequent event in the third quarter, at the meeting held on October 19, 2015, the Board of Directors approved ad referendum of Annual Shareholders’ Meeting, the credit of interest on capital related to fiscal year 2015, totaling the gross amount of R$88.0 million, equivalent to R$0.048872 per common share and R$0.053759 per preferred share. As a result, dividends and IOC based on net income accumulated in 2015 totaled R$1.5 billion.

The payments of dividends and IOC will be carried out on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record as described in the table below.

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2015)	10/19/2015	10/30/2015	88.0	74.8	ON	0.048872	0.007331	Until 12/31/2016
					PN	0.053759	0.008064
IOC (based on 2015)	9/18/2015	9/30/2015	147.0	125.0	ON	0.081638	0.069392	Until 12/31/2016
					PN	0.089802	0.076332
IOC (based on 2015)	8/20/2015	8/31/2015	237.0	201.5	ON	0.131621	0.111878	Until 12/31/2016
					PN	0.144783	0.123065
IOC (based on 2015)	7/20/2015	7/31/2015	221.0	187.9	ON	0.122735	0.104325	Until 12/31/2016
					PN	0.135008	0.114757
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	Until 12/31/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.7	ON	0.324600	0.275910	Until 12/31/2016
					PN	0.357060	0.303501

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2014)	4/9/2015	4/9/2015	18.6	18.6	ON	0.015526	0.015526	Until 12/31/2015
					PN	0.017079	0.017079
Dividends (based on 2014)	1/30/2015	2/10/2015	1,894.6	1,894.6	ON	1.582175	1.582175	Until 12/31/2015
					PN	1.740392	1.740392
Dividends (based on 2014)	1/30/2015	2/10/2015	855.4	855.4	ON	0.714348	0.714348	6/12/2015
					PN	0.785783	0.785783
IOC (based on 2014)	12/18/2014	12/30/2014	475.4	404.1	ON	0.397030	0.337476	6/12/2015
					PN	0.436733	0.371223
IOC (based on 2014)	11/17/2014	11/28/2014	463.2	393.8	ON	0.386857	0.328829	6/12/2015
					PN	0.425543	0.361711
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	6/12/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	12/19/2014
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	12/19/2014
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	12/19/2014
					PN	0.273746	0.232684

Additional Notes

On May 28, 2015, the Extraordinary Shareholders’ Meeting approved the ratification of the Purchase and Sale Agreement and Other Covenants entered into between the Company, and Vivendi and its subsidiaries, through which all the shares issued by GVTPart were acquired by the Company.

The consideration for the acquisition of GVTPart’s shares was executed as follows:

•          One installment totaling €4,663.0 million on demand and in cash, after the adjustments envisaged in the agreement, on the closing date, and

•          One installment in Company shares, delivered due to the merger of GVTPart’s shares into the Company, equivalent to 12% of the Company’s capital stock after the share merger.

In view of the merger of GVTPart’s shares, the Company’s capital stock increased by R$9,666.0 million, through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all non-par book-entry shares, considering the economic value of the merged shares, calculated using the discounted cash flow method, based on GVT’s Economic Value Appraisal Report prepared by a specialized company, in accordance with article 252, paragraph 1 and article 8, both of Law 6,404/76.

With the conclusion of the acquisition on May 28, 2015, the Company became the direct controlling company of GVTPart and the indirect controlling company of GVT.

The Extraordinary Shareholders’ Meeting held on May 28, 2015 approved the acquisition of all GVTPart's shares and 675,571 shares issued by GVT, as well as the merger of GVTPart’s shares into the Company. As a result, the Company became the sole shareholder of GVTPart and the indirect controlling company of GVT, Pop Internet Ltda (“POP”) and Innoweb Ltda (“Innoweb”).

Completed the steps mentioned above, at a meeting of the Board of Directors held on September 22, 2015, it was considered the proposed corporate restructuring involving the Company, its wholly-owned subsidiary (GVTPar) and its indirectly controlled companies (GVT and POP), so that at the end of the process activities provided by GVT other than telecommunications services will be concentrated in POP and telecommunication services will be concentrated in the Company.

Considering that at the implementation of the Corporate Restructuring all companies involved are wholly-owned or indirectly controlled by the Company, there will be no withdrawal rights to shareholders of the latter (in accordance with article 137 of Law 6,404/76, as amended), since the planned operations (i) will not affect the Company's ownership structure; and (ii) will not result in a capital increase and issue of new shares of the Company.

This Corporate Restructuring will be implemented only after prior approval of Agência Nacional de Telecomunicações - ANATEL, currently under analysis.

INCOME STATEMENT

Consolidated in R$ million	3Q15	2Q15	∆%	3Q14	∆%	9M15	9M14	∆%

Gross operating revenues	16,080.4	16,030.8	0.3	15,538.2	3.5	48,023.4	46,056.8	4.3

Net Operating Revenues	10,580.8	10,427.6	1.5	10,056.3	5.2	31,372.9	29,809.4	5.2

Mobile	6,285.8	6,212.3	1.2	5,921.0	6.2	18,727.3	17,467.5	7.2
Fixed	4,295.0	4,215.3	1.9	4,135.3	3.9	12,645.6	12,341.8	2.5

Operating costs	(7,401.4)	(7,296.1)	1.4	(6,988.7)	5.9	(21,947.5)	(20,638.4)	6.3

Personnel	(883.0)	(849.9)	3.9	(849.9)	3.9	(2,589.8)	(2,475.0)	4.6
Costs of services rendered	(2,994.9)	(3,038.4)	(1.4)	(2,961.2)	1.1	(9,098.4)	(8,879.7)	2.5
Interconnection	(651.4)	(644.9)	1.0	(841.7)	(22.6)	(2,032.0)	(2,604.0)	(22.0)
Taxes and contributions	(356.3)	(468.9)	(24.0)	(439.6)	(18.9)	(1,322.7)	(1,352.1)	(2.2)
Third-party services	(1,409.4)	(1,364.1)	3.3	(1,182.8)	19.2	(4,067.5)	(3,496.9)	16.3
Others	(577.8)	(560.5)	3.1	(497.1)	16.2	(1,676.2)	(1,426.7)	17.5
Cost of goods sold	(689.1)	(634.4)	8.6	(516.7)	33.4	(1,904.3)	(1,522.9)	25.0
Selling expenses	(2,314.8)	(2,289.7)	1.1	(2,202.2)	5.1	(6,897.3)	(6,432.8)	7.2
Provision for bad debt	(349.4)	(299.9)	16.5	(274.1)	27.5	(1,022.7)	(766.6)	33.4
Third-party services	(1,879.6)	(1,912.3)	(1.7)	(1,827.6)	2.8	(5,603.3)	(5,386.0)	4.0
Others	(85.8)	(77.5)	10.7	(100.5)	(14.6)	(271.3)	(280.2)	(3.2)
General and administrative expenses	(336.6)	(342.9)	(1.8)	(323.3)	4.1	(987.8)	(949.3)	4.1
Third-party services	(261.0)	(278.4)	(6.3)	(242.4)	7.7	(801.7)	(700.4)	14.5
Others	(75.6)	(64.5)	17.2	(80.9)	(6.6)	(186.1)	(248.9)	(25.2)
Other net operating revenue (expenses)	(183.0)	(140.8)	30.0	(135.4)	35.2	(469.9)	(378.7)	24.1

EBITDA	3,179.4	3,131.5	1.5	3,067.6	3.6	9,425.4	9,171.0	2.8
EBITDA Margin %	30.0%	30.0%	0.0 p.p.	30.5%	(0.5) p.p.	30.0%	30.8%	(0.7) p.p.

Depreciation and Amortization	(1,844.9)	(1,830.6)	0.8	(1,660.9)	11.1	(5,478.7)	(4,970.4)	10.2
Depreciation	(1,231.1)	(1,214.7)	1.4	(1,099.0)	12.0	(3,625.2)	(3,263.8)	11.1
Goodwill amortization*	(298.5)	(297.3)	0.4	(288.3)	3.5	(893.9)	(864.9)	3.4
Others amortizations	(315.3)	(318.6)	(1.0)	(273.6)	15.2	(959.6)	(841.7)	14.0

EBIT	1,334.5	1,300.9	2.6	1,406.7	(5.1)	3,946.7	4,200.6	(6.0)

Net Financial Income	(258.5)	(121.3)	113.1	(205.6)	25.7	(908.4)	(248.8)	265.1
Income from financial investments	223.8	294.9	(24.1)	179.6	24.6	649.8	491.7	32.2
Interest and other financial income (expenses)	(103.0)	(108.5)	(5.1)	(3.6)	2,761.1	(281.0)	(45.9)	512.2
Charges	(202.6)	(249.8)	(18.9)	(239.9)	(15.5)	(733.2)	(693.2)	5.8
Monetary and exchange variation	(922.8)	(162.4)	468.2	(259.9)	255.1	(1,552.8)	8.4	n.a.
Gains (losses) on derivative transactions	746.1	104.5	614.0	118.2	531.2	1,008.8	(9.8)	n.a.

Gain (loss) on investments	0.8	0.4	100.0	5.1	(84.3)	1.4	6.5	(78.5)

Taxes	(190.6)	(247.0)	(22.8)	(150.4)	26.8	(750.0)	67.0	n.a.

Net income	886.2	933.0	(5.0)	1,055.8	(16.1)	2,289.7	4,025.3	(43.1)

*The determination of the fair value of the assets and liabilities assumed from GVT are subject to reviews. We expect such analysis to be concluded within the maximum period of 12 months from the acquisition.

BALANCE SHEET

Consolidated in R$ million	09/30/15	12/31/14	∆%

ASSETS	102,207.8	73,065.3	39.9

Current assets	19,033.0	15,517.4	22.7
Cash and cash equivalents	6,315.2	4,692.7	34.6
Accounts receivable from customers	10,384.1	8,221.5	26.3
Provision for doubtful accounts	(2,214.8)	(1,497.5)	47.9
Inventories	647.2	479.8	34.9
Recoverable taxes	2,224.8	2,202.7	1.0
Escrow deposits and frozen assets	211.1	202.2	4.4
Derivatives transactions	507.7	613.9	(17.3)
Prepaid expenses	542.9	303.6	78.8
Other assets	414.8	298.5	39.0

Non-Current Assets	83,174.8	57,547.9	44.5
Accounts receivable from customers	494.9	421.2	17.5
Provision for doubtful accounts	(142.7)	(121.8)	17.2
Financial Investments	113.0	125.4	(9.9)
Recoverable taxes	409.6	340.2	20.4
Deffered taxes	459.4	144.8	217.3
Escrow deposits and frozen assets	5,397.8	4,543.1	18.8
Derivatives transactions	277.8	152.8	81.8
Other assets	102.7	121.1	(15.2)
Investments	105.5	79.8	32.2
Property, plant and equipment, net	30,624.9	20,453.9	49.7
Intangible assets, net	45,331.9	31,287.4	44.9

LIABILITIES	102,207.8	73,065.3	39.9

Current liabilities	20,543.7	16,011.0	28.3
Payroll and related charges	717.0	591.4	21.2
Suppliers and accounts payable	8,001.5	7,641.2	4.7
Taxes	1,503.4	1,281.7	17.3
Loans and financing	3,136.9	1,509.5	107.8
Debentures	776.6	755.0	2.9
Dividends and interest on shareholders equity	3,591.1	1,495.3	140.2
Provisions	863.6	674.3	28.1
Derivatives transactions	33.4	23.0	45.2
Deferred revenues	604.1	717.0	(15.7)
Authorization licenses	436.1	415.3	5.0
Other liabilities	880.0	907.3	(3.0)

Non-Current Liabilities	14,260.9	12,104.2	17.8
Payroll and related charges	22.2	118.8	(81.3)
Taxes	87.3	67.1	30.1
Loans and financing	3,410.0	2,123.1	60.6
Debentures	3,419.7	3,411.6	0.2
Provisions	5,580.6	4,461.7	25.1
Derivatives operations	36.8	24.1	52.7
Deferred revenues	443.9	482.8	(8.1)
Obligations with post-employment benefit plans	489.7	456.1	7.4
Lincence of authorization	468.3	763.7	(38.7)
Other liabilities	302.4	195.2	54.9

Shareholders' equity	67,403.2	44,950.1	50.0
Capital Stock	63,571.4	37,798.1	68.2
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	1,343.8	2,686.9	(50.0)
Profit Reserve	1,537.4	1,534.5	0.2
Additional proposed dividends	0.0	2,768.6	n.a.
Other comprehensive income	19.6	232.4	(91.6)
Accumulated profits	1,001.4	0.0	n.a.

conference call

English

Date: November 05, 2015 (Thursday)

Time: 12:00 p.m. (Brasilia) and 09:00 a.m. (New York)

Telephone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.neo1.net/Cover.aspx?PlatformId=3pFXFSGX3dLvlW1Ap0%2FwGw%3D%3D

A replay of the conference call can be accessed, one hour after the event, until November 12, 2015. Telephone: 1 (412) 317-0088 - Code: 10073405#

Telefônica Brasil - Investor Relations

Amos Genish

Alberto Horcajo Aguirre

Luis Carlos Plaster

Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 4, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director